EXHIBIT 95.1
Mine Safety Disclosure

Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 104 of Regulation S-K(17 CFR 229.104) contain reporting requirements regarding mine safety. The operation of our mine is subject to regulation by the federal Mine Safety and Health Administration, or MSHA, under the Federal Mine Safety and Health Act of 1977, or the Mine Act. Set forth below is the required information regarding certain mining safety and health matters for the three months ended June 30, 2022 for our facility. In evaluating this information, consideration should be given to factors such as: (i) the number of citations and orders will vary depending on the size of the mine, (ii) the number of citations issued will vary from inspector-to-inspector and mine-to-mine, and (iii) citations and orders can be contested and appealed, and in that process, may be reduced in severity and amount, and are sometimes dismissed.

Mine or Operating Name/MSHA Identification Number	Section 104 S&S Citations	Section 104(b) Orders	Sections 104(d) Citations and Orders	Sections 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed (in whole dollars)(1)	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e)	Received Notice of Potential to Have Pattern Under Section 104(e) (yes/no)	Legal Actions Pending as Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
Jewett Mine, Jewett, TX (4103164)	0	0	0	0	0	378	0	0	0	0	0	0
(1) Amount listed relates to a citation issued in March 2022 and was reported under Exhibit 95.1 to the Registrant's quarterly report on Form 10-Q filed on May 6, 2022. The assessment was received in May 2022.